SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces Consolidated Financial Results for the first half of 2004” dated on July 26, 2004.	1

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Announces Consolidated Financial Results for the first half of 2004

Press Release, July 26, 2004 (17 pages)

For more information, please contact:

Charles E. Allen

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, SP, Brazil

Tel.:        (55-11) 3549-7200

Fax:        (55-11) 3549-7202

E-mail:   callen@telesp.com.br

URL:      www.telefonica.com.br

(São Paulo – Brazil; July 26, 2004) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the first half ended June 30, 2004. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976 revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated - Accumulated
Unaudited figures in Reais MM	Jun/04	Jun/03	Variation
Net operating revenues	6,437	5,456	18.0%
EBITDA 1/	2,840	2,481	14.5%
EBITDA margin (%)	44.1	45.5	-1.4	p.p.
Operating income	951	698	36.3%
Income before income tax, social contribution, profit sharing & minority interest	968	719	34.6%
Net income	937	480	95.2%

Shares outstanding (bn)	493.6	494.4	-0.2%
EPS (000)	1.90	0.97	95.5%

Installed Lines (switching) (000)	14,320	14,358	-0.3%
Lines in service (000)	12,221	12,402	-1.5%
Telephone density (per 100 inhab.)	31.1	32.2	-1.1	p.p.
LIS/employee 2/	1,828	1,544	18.4%
Digitalization (%)	97.8	96.3	1.5	p.p.

1/	EBITDA = Earnings before interest taxes, depreciation and amortization - EBITDA
2/	Includes ADSL clients

Highlights of the Period

•	ADSL - is offered under the brand name “SPEEDY” and reached 605,548 clients in June 2004, increasing 16.9% in relation to the 1Q04, when there were 518,175 clients. In relation to the 383,167 clients registered in June 2003, the growth is 58.0%.

•	The EBITDA at the end of the 1H04 was R$2,839.6 million, growing 14.5% compared to the R$2,480.9 million that was recorded in the 1H03, due to the growth registered both in the Broad Band “SPEEDY” and long distance services, the reduction in personnel expenses and the tariff increase, but partially offset by the increase in general and administrative expenses, mainly of the interconnection expenses and outsourcing. When comparing the 2Q04 with the 2Q03, there was an increase of R$165.1 million, or 13.1%, due to the same aforementioned reasons, but excluding personnel expenses.

•	The EBITDA margin for the 2Q04 was 44.9%. When compared with the 43.3% EBITDA margin of the 1Q04, there was an improvement of 1.6 p.p. In the 1H04, said margin was 44.1%, which shows a decrease of 1.4 p.p. when compared to the 1H03 because of the increase in the interconnection expenses (due to the growth in long distance traffic by means of the Telesp’s access code “15” and the increase of fixed-to-mobile traffic) and the increase in outsourcing expenses. In the 2Q04, the EBITDA margin reached 44.9%, 0.5 p.p. lower than the 45.4% recorded in the same period of last year, explained by the same reasons.

•	The consolidated Capex (committed) accumulated until June 2004 was R$596.6 million. This number is in line with the investment needs of the Company and confirms the long-term interest of the Telefónica Group in Brazil.

•	The total indebtedness of the Company as of June 30, 2004 was R$3,253.7 million and once adding R$188.0 million related to unrealized losses on hedging operations, it raises to R$3,441.7 million. The net debt of the Company of R$2,767.9 million results from subtracting R$673.7 million of cash and cash equivalent. For comparison reasons, as of March 31, 2004, the indebtedness of the Company was R$2,662.3 million and once adding R$323.3 million related to unrealized losses on hedging operations, it raises to R$2,985.6 million. The R$2,176.4 million net debt as of March 31, 2004 results from subtracting R$809.2 million of cash and cash equivalent.

Highlights about revenues

Gross Operating Revenues by the end of the 1H04 reached R$8,911.3 million, a R$1,438.9 million or 19.3% increase compared to the same period of the previous year. When comparing the 2Q04 with the 2Q03, the revenues grew R$587.5 million, or 15.4%.

The changes are explained as follows:

•	Monthly Rental Charge: totaled R$2,216.8 million in the 1H04, representing an increase of R$251.5 million, or 12.8% compared to the 1H03, mainly due to the IPCA-based tariff increase on June 2003, partially offset by the 1.5% reduction in the average number of lines in service. When comparing the 2Q04 with the 2Q03, a R$113.9 million or 11.6% growth was recorded because of the same reasons of the semiannual comparison.

•	Installation Charge: amounted to R$45.6 million in the 1H04, a decrease of R$5.6 million or 10.9% when compared to the same period of the previous year, due to the lower number of net additions during the period. The lower tariff for this service was also a contributing factor for this reduction when comparing the 1H04 and the 1H03. A decrease of R$5.3 million or 18.1% due to the same reasons was recorded when comparing the 2Q04 with the 2Q03.

•	Local Service: registered revenues of R$1,519.7 million for the 1H04, showing an increase of R$141.6 million or 10.3% compared to the 1H03, due to the IPCA-based tariff increase since June 2003 partially offset by the reduction in traffic (exceeding pulses) of about 5.2%. There was an increase of R$41.4 million or 5.9% when comparing the 2Q04 with the 2Q03 also due to the tariff increase in June 2003, partially offset by the reduction in traffic (exceeding pulses) of about 7.2%.

•	Others: reached R$446.4 million in the 1H04, representing a R$88.9 million or 24.9% increase when compared with the 1H03, highlighting the increase in revenues from “Intelligent line” services, sales of merchandise and digital access 2M-ATB (2 Megabits – Basic Tariff Area). When comparing the 2Q04 with the 2Q03, a growth of R$37.7 million or 21.1% was shown due to the same reasons of the semiannual comparison. It is worth noting that more than 42% of the clients are also subscribers of “Intelligent Line” services.

•	DLD: reached R$1,447.7 million in the 1H04, presenting an increase of R$461.5 million, or 46.8%, compared to the 1H03. When comparing the 2Q04 with the 2Q03, there was an increase of R$202.6 million or 41.2%. The increase in revenues is explained by the following reasons:

•	Long distance (intra-state): totaled R$1,086.1 million in the 1H04, growing R$362.6 million, or 50.1%, when compared to the 1H03. When comparing the 2Q04 with the 2Q03, there was an increase of R$163.7 million or 46.2%. These increases were mainly the result of the revenues from the SMP traffic and also the IPCA-based average tariff increase since June 2003.

•	Long distance (inter-state): reached R$361.6 million in the 1H04, showing an increase of R$98.9 million, or 37.6%. In the 2Q04, it reached R$176.4 million, showing a positive variation of R$38.9 million or 28.3% compared with the 2Q03, due to the same aforementioned reasons.

    Inter-network revenues:

•	Fixed-to-mobile: amounted to R$2,021.6 million in the 1H04, presenting an increase of R$271.7 million or 15.5% compared to the same period of the previous year. When comparing the 2Q04 with the 2Q03, an increase of R$77.3 million or 8.4% was recorded. This was due to the local SMP and the tariff increase.

•	ILD: reached R$51.3 million in the 1H04, an increase of R$7.2 million or 16.4% when compared to the 1H03. The increase amounted to R$1.6 million when comparing the 2Q04 with the 2Q03, mainly due to the international SMP traffic and also due to the increase in fixed-to-fixed traffic.

•	Interconnection Revenues: amounted R$543.9 million in the 1H04, showing a reduction of R$13.3 million or 2.4% when compared with the 1H03, mainly due to the increased long distance traffic by means of the Telesp’s access code “15”, which was extended to the Personal Mobile Service (SMP) in July 2003. When comparing the 2Q04 with the 2Q03, there was an increase of R$3.9 million or 1.4% due to the increase in interconnection revenues.

•	Public Telephony: totaled R$160.9 million in the 1H04, and when compared to the 1H03, it grew R$46.7 million or 40.9%, mainly due to the tariff increases and the increase in the sale of public telephone cards. When comparing the 2Q04 with the 2Q03, an increase of R$21.5 million or 34.5% was recorded because of the same reasons. It is worth noting that revenues from the sale of public telephone cards are deferred and accounted for, when the cards are effectively used; while the consumption is inferred.

•	Business Communication: revenues for the 1H04 reached R$455.2 million, a R$188.7 million or 70.8% increase regarding the 1H03. The increase was mainly caused by the growth in the Broad Band “SPEEDY” and other non-switched data packaged services. During the quarter, the revenues grew R$93.0 million or 66.3% compared to the 2Q03 due to the same reasons. The installation fee and modem sale revenues are also included in this entry.

Operating Expenses Highlights

Operating Expenses in the 1H04 reached R$3,597.5 million, an increase of R$622.8 million or 20.9% compared to the 1H03. When comparing the 2Q04 with the 2Q03, the increase was R$231.0 million or 15.2%.

The Operating Expenses variations are explained as follows:

•	Personnel expenses totaled R$273.6 million in the 1H04, falling R$59.2 million or 17.8% compared to the 1H03, mainly due to the headcount reorganization and the consequent application of the early retirement programs, resulting in a decrease of 18.5% in the headcount in March 2003, December 2003 and April 2004. These effects were partially offset by the salary increase of 8% (September 2003). When comparing the 2Q04 with the 2Q03, an increase of R$14.6 million was recorded, due to a specific and focused early retirement program in the amount of R$25.0 million in April 2004.

•	General and administrative expenses for the 1H04 reached R$2,984.3 million, representing an increase of R$715.4 million, or 31.5% compared to the 1H03. If the interconnection expenses were not considered, the growth would be in the amount of R$234.5 million, or 22.8%. The increase was R$277.4 million or 23.7% in the 2Q04 when compared to the 2Q03. Likewise, if the interconnection expenses were not considered, this growth would be in the amount of R$108.4 million, or 21.0%.

Annual disclosure

Quarterly disclosure

The General and Administrative Expenses changes are explained as follows:

a)	Materials reached R$66.3 million in the 1H04 showing a R$9.7 million or 17.1% growth when compared to the 1H03, mainly due to the increase in the cost of merchandise sold, partially offset by the fall in expenses of material for plant maintenance. There was a reduction of just R$0.1 million or 0.3% when comparing the 2Q04 with the 2Q03, remaining virtually stable.

b)	Outsourcing expenses reached R$1,103.9 million, an increase of R$233.0 million or 26.8% when comparing the 1H04 with the 1H03, as the result of the increase in expenses of operating plant services, technical and administrative services, IP-network traffic, co-billing, marketing and advertising. When comparing the 2Q04 with the 2Q03, an increase of R$102.8 million or 23.2% was recorded, due to the same reasons.

c)	Inter-connection expenses reached R$1,719.4 million, growing R$480.9 million or 38.8% when comparing the 1H04 with the 1H03 due to the increased fixed-to-mobile traffic and the tariff increase. The increase in the expenses also reflects the start of operations of the Personal Mobile Service (SMP) in July 2003, resulting in payments to cellular operators. There was an increase of R$168.9 million or 25.8% due to the same reasons when comparing the 2Q04 with the 2Q03.

d)	Other Expenses reached R$94.7 million in the 1H04, going down R$8.2 million, or 8.0%, compared to the 1H03 mainly due to the reduction in rental expenses of poles and ducts, offset by higher expenses with the rental of other infrastructure. When comparing the 2Q04 with the 2Q03, an increase of R$5.7 million or 13.1% was recorded due to the increase in pole rental during the quarter, as well as right of use and infrastructure rental, partially offset by the reduction in duct rental.

•	Taxes reached R$125.8 million, showing an increase of R$11.6 million, or 10.2%, when comparing the 1H04 and the 1H03, chiefly due to the increase in expenses with FUST and FUNTTEL, both charged on revenues. The values related to Cofins on financial revenues that were classified until December 2003 in “Other Operating Revenues (Expenses)” are now classified in “Taxes”. An increase of R$1.3 million, due to the same reasons, was recorded in the 2Q04 when compared to the 2Q03.

•	Provisionsfor bad debt presented an increase of R$0.9 million, or 0.4%, comparing the 1H04 and the 1H03. It corresponds to 3.4% of the total net operating revenues compared to the 4.0% provision in the 1H03. During the 2Q04, this provision represented 2.7% of the net operating revenues. This reduction was possible through some measures to promote an improvement in collections and in refining the client selection criteria. Nevertheless, it is worth noting that this indicator has historically presented seasonal fluctuations. As of June 30, 2004, the Company did not register any client with an outstanding bill that surpassed the 1% of the total accounts receivable.

•	Other operating revenues (expenses) registered a positive result of R$4.5 million in the 1H04 compared to the negative result of R$34.0 million in the 1H03, which represents a positive variation of R$38.5 million, or 113.4%. The main reason is the reclassification of the expenses with Cofins (which started to be charged to the “Taxes” account in the 1Q04), increased revenues from fines and recovered taxes and the reduction in assets write-off. When comparing the 2Q04 with the 2Q03, there was also a positive variation of R$24.2 million or 107.1%, mainly due to the reclassification of the expenses with Cofins.

•	Depreciation dropped R$42.0 million, or 2.9%, in the 1H04 compared to the 1H03, mainly due to the realignment of Capex after achieving the universalization targets and the reductions of the provision for obsolescence. Likewise, a reduction of R$21.6 million or 3.0% was shown in the 2Q04 compared to the 2Q03 due to the same reasons.

•	Net Financial Revenues / (Expenses): when comparing the 1H04 with the 1H03 and excluding the value of the interest on the Company’s net worth, there was an improvement in the financial result of R$148.4 million, mainly due to the reduction in the financial expenses. The indebtedness and result of the operations of the Company after hedging derivatives are significantly affected by the risk of the exchange rates. As of June 30, 2004, 100% of the financial debt was denominated in foreign currency (US dollar, Canadian dollar and yen), while 100% of the indebtedness was being covered by active positions in hedge operations. The gains and losses of those operations are recorded in the financial statements. As of June 30, 2004, those transactions showed a positive consolidated result of R$98.4 million, while a liability of R$188.0 million was recorded to acknowledge the temporary loss.

Net Financial Revenues			Variation
Annual Comparison- R$ MM	Jun/04	Jun/03%		R$ MM
Results of Financial Operations	32.0	121.7	(73.7)	(89.7)
Hedge results	98.4	(1,119.0)	(108.8)	1,217.4
CPMF (Tax on financial transactions)	(38.1)	(40.9)	(6.8)	2.8
Financial Expenses	(94.6)	(216.5)	(56.3)	121.9
Exchange Variation	(193.9)	910.1	(121.3)	(1,104.0)
Interest on the Company’s net worth	(295.8)	—	—	(295.8)

Net Financial Result	(492.0)	(344.6)	42.8	(147.4)

NON-OPERATING REVENUES (EXPENSES) in the 1H04 registered a negative value of R$4.2 million when compared to the 1H03, due to the reduction in the obsolete assets write-off value. When comparing the 2Q04 with the 2Q03, the result dropped R$2.6 million due to the same reasons.

LOANS AND FINANCING: As of June 30, 2004, the Company had R$3,253.7 million (R$2,662.3 million as of March 31, 2004) in loans and financing denominated in foreign currency, from which R$2,371.0 million (R$1,741.9 million as of March 31, 2004) were obtained at fixed interest rates, and R$882.7 million (R$920.3 million as of March 31, 2004) were obtained at variable interest rates (Libor). In order to be protected against the exchange risk of the loans denominated in foreign currency, the Company contracted hedge operations to tie all the debt to the local currency, with floating interest rates indexed to the CDI, and as a consequence the financial results of the Company are affected by the fluctuations of this rate. As of June 30, 2004, the Company had “Swap floating (CDI) x Fixed” operations to partially cover the fluctuations in the local currency interest rates. The covered operations mature in September 2004 and January 2005 and totaled R$1,153.4 million (R$1,593.7 million as of March 31, 2004).

On the other hand, the Company invests the excess balance of cash and cash equivalents (financial instruments) of R$673.7 million (R$809.2 million as of March 31, 2004) mainly in short-term instruments, based on the variation of the CDI, which reduces this risk. Book value of those instruments is close to market value because of their short-term maturity.

CORPORATE EVENTS

•	Telesp acquires the IP Network from Telefônica Empresas S.A.: On December 10, 2002, the management of Telecomunicações de São Paulo – Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use of the broad band access to internet named Speedy. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies, in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

•	Modification of the Company’s bylaws: the Extraordinary General Shareholders’ Meeting, held on December 30, 2002 approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s bylaws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

•	Interim Dividends – Fiscal year 2004: On April 08, 2004, the Company published a notice declaring interim dividends and interest on the Company’s net worth for the fiscal year 2004, approved in the Board of Directors’ Meeting held on April 07, 2004, ad referendum of the General Shareholders’ Meeting and the payment of the interest on the Company’s net worth for the fiscal year 2003 approved in the General Shareholders’ Meeting held on March 25, 2004. The Company declared interim dividends in the amount of R$613.6 million based on the retained earnings of the last balance sheet, according to the article 28 of the Company’s bylaws and articles 204 and 205 of the Law #6404/76.

	Common	Preferred (*)
Amount per lot of 1,000 shares: R$	1.165553357353	1.282108693088

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2004 in accordance with the established by the single paragraph of the article 28 of the Company’s bylaws. The payment of this dividend started on April 23, 2004 to the common and preferred shareholders registered as such in the Company’s registry book by the end of the day on April 07, 2004.

•	Declaration of interest on the Company’s net worth – Fiscal year 2004: The Company declared interest on the Company’s net worth in the amount of R$295.8 million, subjected to income tax withholding of 15%, resulting in a net payment of R$251.4 million in accordance with the article 9 of the Law #9249/95 and the Instruction 207/96 of the CVM (“Comissão de Valores Mobiliários”).

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individuals (net value)
Common shares	0.561909290065	0.084286393510	0.477622896555
Preferred shares (*)	0.618100219071	0.092715032861	0.525385186210

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The corresponding credit was made in the Company’s accounting records on April 23, 2004, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on April 07, 2004. In accordance with the single paragraph of the article 29 of the Company’s bylaws, the interest on the Company’s net worth may be charged against the minimum mandatory dividends for the fiscal year 2004. Immune or exempt entities for tax withholding will receive the payment for the gross value.

•	Payment of Interest on the Company’s Net Worth - Fiscal Year 2003: In accordance with the resolutions taken in the Ordinary General Shareholders’ Meeting held on March 25, 2004, it started on April 23, 2004 the payment of Interest on the Company’s Net Worth, granted to the common and preferred shareholders individually registered as such at the end of the day, on December 29, 2003, according to the Notice to the Shareholders published on December 11, 2003. The total amount is R$1,100 million and after withholding the income tax of 15%, its net amount is R$935 million, according to the table below:

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	2.089588299767	0.313438244965	1.776150054802
Preferred Shares (*)	2.298547129744	0.344782069462	1.953765060282

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance with the article 9 of the Law #9249/95 and item V of the Instruction #207/96 of the CVM (“Comissão de Valores Mobiliários”), the amount of Interest on the Company’s Net Worth was charged, on its net value, to the amount of the mandatory dividends related to the fiscal year 2003.

ADDITIONAL NOTES

•	CVM Edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. On December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of September 30, 2003 and November 30, 2002, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans in relation to the total liabilities of the pension plan. The total value of the registered liability until June 30, 2004 was R$88.1 million.

•	On June 29, 2004, through Edicts #45011 and #45012, the Agência Nacional de Telecomunicações – ANATEL approved the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004.

The average increases were as follows:

Local: 6.89%

Long Distance: 3.20%

TU-RL: -10.47%

TU-RIU: 3.20%

The basis used for this adjustment is the result of the application of the Legal Injunction in 2003, which altered the index from the IGP-DI to the IPCA. However, due to a favorable ruling of the STJ, the operators will be able to recover the original basis approved by Anatel on June 30, 2003. The implementation of such recovered basis is on discussion with the government and Anatel.

•	On July 06, 2003, the mobile telephony operating companies started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

•	On July 14, 2004, Telesp announced to its clients and users in general the launching of a promotion through the Alternative Plans for the local service – Economy Line and Super Economy Line – and for the Domestic Long Distance service – Economy Line Card – for fixed phones in its concession area. With the Economy Line, the client pays a monthly fee of R$22.30 and is enabled to make local calls (fixed-to-fixed) to be charged in the monthly bill. In order to make long distance calls or calls to cellular numbers, a pre-paid card that grants the credits is required. With the Super Economy Line, the client pays a monthly fee of R$11.15 and the telephone only receives calls. In order to make any calls, a card is required. Certain values are promotional and valid for new clients until July 31 or until the end of the available stock (200,000 lines).

Tables

Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has Telesp’ Income Statement. Table 3 and the Table 4 show, respectively, the balance sheets and the operating highlights for TELESP. Table 5 shows tariffs rates. Finally, Table 6 shows loans and financing, Capex, depreciation, inflation and foreign exchange rate figures.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previoulsy "Telesp Participações S/A")

Table 1. Shareholding structure for Telesp

	As of June 30, 2004
Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.71%	88.90%	87.49%

Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.29%	11.10%	12.51%

Total number of shares	165,320,206,602	328,272,072,739	493,592,279,341

Note: Treasury shares were cancelled in the General Shareholders’ Meeting held on August 14, 2003.

Capital stock - in thousands of R$ (in 03/31/04):	5,978,074
Book Value per 1,000 shares (R$):	24.91
Capital stock - in thousands of R$ (in 06/30/04):	5,978,074

Tagline

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP's operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representatives of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is a listed company.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel's targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephone operating companies started to implement the long distance carrier selection. It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephone operators for the use of their networks.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 2. Consolidated income statements

For the years ended June 30, 2004 and 2003

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated
	Jun/04	Jun/03	var.	2Q04	2Q03	var.
Gross operating revenue	8,911,311	7,472,396	19.3%	4,390,892	3,803,362	15.4%

Monthly basic rental charges	2,216,843	1,965,356	12.8%	1,096,746	982,889	11.6%
Installation charge	45,644	51,252	-10.9%	23,755	29,008	-18.1%
Local Service	1,519,730	1,378,122	10.3%	741,918	700,537	5.9%
Other	446,353	357,408	24.9%	216,891	179,153	21.1%
DLD	1,447,693	986,173	46.8%	694,335	491,731	41.2%

Intra-state	1,086,117	723,476	50.1%	517,910	354,247	46.2%
Inter-state	361,576	262,697	37.6%	176,425	137,484	28.3%
Fixed to mobile revenues	2,021,611	1,749,955	15.5%	997,822	920,569	8.4%
ILD	51,280	44,043	16.4%	23,095	21,461	7.6%
Interconnection	543,905	557,195	-2.4%	278,145	274,253	1.4%
Public telephony	160,853	114,170	40.9%	83,935	62,398	34.5%
Data transmission (ex-package)	455,249	266,594	70.8%	233,117	140,164	66.3%
Phone directory	2,150	2,128	1.0%	1,133	1,199	-5.5%

Taxes + others	(2,474,221)	(2,016,854)	22.7%	(1,219,965)	(1,028,561)	18.6%

Net operating revenue	6,437,090	5,455,542	18.0%	3,170,927	2,774,801	14.3%

Operating expenses	(3,597,459)	(2,974,675)	20.9%	(1,746,702)	(1,515,675)	15.2%

Payroll and related charges	(273,618)	(332,828)	-17.8%	(154,666)	(140,095)	10.4%
General and administrative expenses	(2,984,345)	(2,268,903)	31.5%	(1,447,948)	(1,170,596)	23.7%
Materials	(66,311)	(56,628)	17.1%	(28,806)	(28,901)	-0.3%
Outside Services	(1,103,911)	(870,872)	26.8%	(546,397)	(443,572)	23.2%
Interconnection expenses	(1,719,432)	(1,238,521)	38.8%	(823,721)	(654,793)	25.8%
Others	(94,691)	(102,882)	-8.0%	(49,024)	(43,330)	13.1%
Taxes	(125,813)	(114,181)	10.2%	(63,563)	(62,308)	2.0%
Provisions	(221,347)	(220,423)	0.4%	(86,452)	(115,555)	-25.2%
Investment gains (losses)	3,123	(4,329)	-172.1%	4,331	(4,560)	-195.0%
Other operating revenues / (expenses)	4,541	(34,011)	-113.4%	1,596	(22,561)	-107.1%

Earnings before interest taxes, depreciation and amortization - EBITDA	2,839,631	2,480,867	14.5%	1,424,225	1,259,126	13.1%

Depreciation and amortization	(1,396,275)	(1,438,258)	-2.9%	(694,602)	(716,204)	-3.0%
Financial revenues	285,817	1,403,853	-79.6%	179,651	867,002	-79.3%
Financial expenses	(481,997)	(1,748,452)	-72.4%	(293,397)	(1,032,428)	-71.6%
Interest on the company’s net worth	(295,800)	—	—	(295,800)	—	—

Operating income	951,376	698,010	36.3%	320,077	377,496	-15.2%

Non-operating revenues (expenses)	17,102	21,318	-19.8%	7,881	10,434	-24.5%

Income before income tax and social contribution	968,478	719,328	34.6%	327,958	387,930	-15.5%

Income tax	(243,308)	(178,604)	36.2%	(78,795)	(95,720)	-17.7%
Social contribution	(84,232)	(60,867)	38.4%	(26,806)	(32,925)	-18.6%

Income before employee profit sharing and minority interest	640,938	479,857	33.6%	222,357	259,285	-14.2%

Interest on company’s net worth reversion	295,800	—	—	295,800	—	—

Net income	936,738	479,857	95.2%	518,157	259,285	99.8%

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

As of June 30, 2004 and March 31, 2004

Corporate Law - Unaudited

(In thousands of reais - R$)

	Consolidated Jun/04	Consolidated Mar/04
ASSETS

Current assets	4,426,383	4,771,414

Cash and cash equivalents	673,730	809,196
Cash and bank accounts	82,452	24,734
Financial investments	591,278	784,462
Accounts receivable from customers	3,215,382	3,292,092
Allowance for doubtful accounts	(609,508)	(613,268)
Loans and financial investments	16,419	25,157
Recoverable taxes	826,612	946,333
Maintenance inventories	106,025	110,028
Recoverable prepaid expenses	65,441	70,675
Unrealized Gains on Hedging Operations	—	—
Receivables from associated companies	64,841	66,850
Other assets	67,441	64,351

Long-term assets	858,679	843,391

Recoverable taxes	381,831	382,782
Loans and financial investments	10,432	10,144
Capitalizable investments	—	—
Bail of legal proceedings	305,710	294,144
Receivables from associated companies	49,223	50,538
Other assets	111,483	105,783

Permanent Assets	14,134,515	14,572,313

Investments	168,199	164,036
Property, plant and equipment - net	13,811,357	14,240,139
Deffered results	154,959	168,138

Total Assets	19,419,577	20,187,118

	Consolidated Jun/04	Consolidated Mar/04
LIABILITIES

Current liabilities	5,267,124	5,721,788

Loans and financing	2,361,486	1,800,379
Suppliers	1,001,325	1,085,478
Consignments	171,322	183,855
Taxes	815,437	785,535
Dividends and interest on capital	441,444	1,276,928
Accrual for contingencies	34,035	51,105
Payroll and related charges	131,244	107,423
Payables to associated companies	27,558	20,934
Unrealized Losses on Hedging Operations	187,988	323,309
Other liabilities	95,285	86,842

Long-term liabilities	1,836,450	1,758,315

Loans and financing	892,189	861,875
Taxes	28,037	29,193
Accrual for contingencies	737,167	702,573
Payables to associated companies	56,862	45,283
Other liabilities	122,195	119,391

Results of future fiscal years	17,470	17,470

Shareholders’ equity	12,296,919	12,687,931

Share capital	5,978,074	5,978,074
Capital reserves	2,744,522	2,744,321
Profit Reserves	550,498	550,498
Retained earnings	3,023,825	3,415,038

Capitalizable Funds	1,614	1,614

Total liabilities	19,419,577	20,187,118

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 4. Operating Highlights

		Consolidated - Accumulated		var.		Consolidated		var.
		Jun/03	Jun/04			1Q04	2Q04
Capex
Capital Expenditure (Economic)	R$ MM	598	452	-24.4%		197	255	29.6%
Network
Access Lines - Installed (switching)		14,357,553	14,319,703	-0.3%		14,288,188	14,319,703	0.2%
Installed Lines - Gain		1,893	70,990	3,650.1%		39,475	31,515	-20.2%
Access Lines in Service		12,402,359	12,220,787	-1.5%		12,227,546	12,220,787	-0.1%
Residential		9,176,926	9,083,080	-1.0%		9,113,568	9,083,080	-0.3%
Non-residential		1,472,020	1,445,313	-1.8%		1,444,137	1,445,313	0.1%
Trunk Lines 1/		1,190,388	1,084,724	-8.9%		1,091,148	1,084,724	-0.6%
Public Lines		325,268	327,870	0.8%		327,224	327,870	0.2%
Internally used and test lines		237,757	279,800	17.7%		251,469	279,800	11.3%
Lines in Services - Gain		(103,529)	(76,143)	n	.a	(69,384)	(6,759)	n	.a
Average Lines in Service	(ALIS)	12,424,405	12,242,259	-1.5%		12,258,407	12,226,111	-0.3%
ADSL		383,167	605,548	58.0%		518,175	605,548	16.9%
Digitalization	(%)	96.3	97.8	1	.5 p.p.	97.2	97.8	0	.6 p.p.
Traffic
Local Pulses - Registered	(pul 000)	17,952,874	17,004,492	-5.3%		8,531,819	8,472,673	-0.7%
Local Pulses - Exceeding	(pul 000)	12,664,577	12,005,409	-5.2%		5,976,378	6,029,030	0.9%
Domestic Long Distance 2/	(min 000)	8,156,390	8,048,185	-1.3%		4,111,540	3,936,645	-4.3%
International Long Distance	(min 000)	40,381	45,966	13.8%		22,980	22,985	0.0%
Monthly traffic per ALIS
Local	(pul)	241	231	-3.9%		232	231	-0.4%
DLD	(min)	109	110	0.1%		112	107	-4.0%
ILD	(min)	0.5	0.6	15.5%		0.6	0.6	0.3%
Others
Employees		8,281	7,015	-15.3%		7,177	7,015	-2.3%
LIS per Employee 3/		1,544	1,828	18.4%		1,776	1,828	3.0%
Monthly Net Op. Revenue per ALIS	(R$)	73.2	87.6	19.7%		88.8	86.5	-2.6%
Telephone Density	(per 100 inh.)	32.2	31.14/	-1	.1 p.p.	31.2	31.14/	-0	.1 p.p.

1/	Includes ISDN clients.
2/	Includes intra-state, inter-state (fixed-to-fixed and fixed-to-mobile).
3/	End of period. Includes ADSL clients.
4/	Population: 39,299,960 - source Anatel (June 2004).

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 5

Tariff rates (including taxes) - fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36
Sep 01, 1998	69.10
Dec 29, 1999 2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001	76.62	23.32	36.41	48.56	0.075	0.075	0.09180
Jun 28, 2002 3/	76.62	26.57	40.04	40.04	0.081	0.081	0.10257
Jun 30, 2003	89.82	30.37	49.62	49.62	0.0926	0.0926	0.11728
Sep 12, 2003 4/	69.71	31.14	46.93	46.93	0.0949	0.0949	0.12025
Jul 02, 2004	64.16	33.45	50.41	50.41	0.10201	0.10201	0.12918

Date of Enforcement	DLD (1 minute without discounts -normal rates)
	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400

Date of Enforcement	Interconnection(1 min.- without discounts)		Fixed to Mobile (1 minute-without discounts)
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067
Jun 22, 1999	0.040	0.072
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003			from 0.5687 to 0.6360 5/	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			from 0.6085 to 0.6805 5/	1.354	1.540
Jul 02, 2004	0.047	0.106

1/	Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997.
2/	The new tariffs started to be charged in January 12, 2000 in the CTBC concession area.
3/	Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$57.21), local pulse (R$0.11519), monthly fee for non-residential and trunk lines (R$45.69), DLD (D1=R$0.119, D2=R$0.171, D3=R$0.245 and D4=R$0.358) and interconnection (TU-RL=R$0.059 and TU-RIU=R$0.109). There are different tariffs within CETERP’s region.
4/	Installation Charge was readjusted on October 04, 2003.
5/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On February 06, 2004, according to the Act 42422, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC and Personal Mobile Service - SMP, with an increase of 6.99% for the VC1, VC2 and VC3 throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The new tariffs started to be charged on February 11, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously "Telesp Participações S/A")

Table 6

Loans and Financing

(in thousand of reais)

	Currency	Interest Rate	Due Date	Balance as of Jun/04
				Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	10,016	84,119	94,135
CIDA	CAN$	3.0%	2005	1,329	318	1,647
Comtel	US$	10.75%	2004	992,909	—	992,909
Loans in foreign currency			Until 2009	1,357,232	807,752	2,164,984

Total				2,361,486	892,189	3,253,675

	Currency	Interest Rate	Balance as of Jun/04
Res. 2770	USD	0.04% a 10.55%	991,359
Res. 2770	JPY	1.30% a 1.40%	181,379
Res. 4131	USD	Libor + 1.00% + 5% Fee + Income Tax	69,846
Import Financing	USD	9.17% + Income Tax	5,234
Import Financing	USD	Libor + 0.25% + Income Tax to Libor + 1.75% + Income Tax	28,308
Debt Assumption	USD	8.62% to 27.50%	104,358
Untied Loan - JBIC	YEN	Libor + 1.25%	784,500

Total			2,164,984

Capex

The Company submitted to the Board of Directors the Budget for 2004, amounting to R$1,410.9 million (consolidated), which was forwarded and approved by the Ordinary General Shareholders' Meeting held on March 25, 2004. The source of financing will be generated by the operations.

As of June 30, 2004, the Capex invested by the Company was R$451.7 million and its fully consolidated subsidiary, Assist Telefônica S.A., invested R$1.2 thousand. For the 1H04, the new commitments for the capex are as follows:

Year	Committed	Forecasted
2004	596,883	638,209

Depreciation Figures

(in million of reais)

June 2004

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	37,392	(23,902)	13,490
Work in progress	322	0	322
Total	37,713	(23,902)	13,811
Fully depreciated assets			10,740
Average depreciation rate (%)			10.48%

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Dec 2001	10.37%	10.40%
Jan - Dec 2002	25.30%	26.41%
Jan - Dec 2003	8.69%	7.66%
Jan - Mar 2004	2.72%	2.84%
Jan - Jun 2004	6.78%	6.90%

Source: Investnews - Gazeta Mercantil

Note: The IPCA from May 2002 to May 2003 was 17.23%

Exchange Rate Figures

	R$/US$	var. % (YTD)
December 31, 1999	1.789	-48.03%
December 31, 2000	1.9554	-9.30%
December 31, 2001	2.3204	-18.67%
December 31, 2002	3.5333	-52.27%
December 31, 2003	2.8892	18.23%
March 31, 2004	2.9086	-0.67%
June 30, 2004	3.1075	-7.56%

Source: Bloomberg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: July 26, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director